RNS Transaction in Own Shares COMPLETION OF THE 4TH TRANCHE SHARE BUYBACK UNILEVER PLC Released 14:00:01 18 October 2023 RNS Number : 5634Q Unilever PLC 18 October 2023 Unilever Completes Share Buyback Programme London - Unilever PLC announces the successful completion of the fourth and final tranche of its share buyback programme of up to €3 billion initially announced on 10 February 2022 (the 'Programme'). Under the fourth tranche of the Programme, which began on 8 September 2023, a total of 16,181,572 ordinary Unilever PLC shares were purchased and placed in treasury. As a result, Unilever PLC holds a total of 16,181,572 ordinary shares in treasury and has a total of 2,500,415,766 ordinary shares in issue (excluding treasury shares). Under the first three tranches of the Programme, a total of 49,770,289 ordinary Unilever PLC shares were purchased, and subsequently cancelled on 2 August 2023. Please see the total voting rights announcement dated 2 October 2023 for Unilever PLC's latest total voting rights figure published under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5. Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY United Kingdom Press-Office.London@Unilever.com This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including with relation to Unilever's share buyback programme, its purpose and timetable. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022 and the Unilever Annual Report and Accounts 2022 available on our corporate website www.unilever.com. This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END POSLVLFFXBLFFBZ London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2023 London Stock Exchange plc. All rights reserved.